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                         TB WOOD'S CORPORATION ANNOUNCES
                    PRELIMINARY RESULTS OF SELF TENDER OFFER


CHAMBERSBURG, PA, October 21, 2005 -- TB Wood's Corporation (Nasdaq: TBWC) announced today the preliminary results of its "Dutch Auction" tender offer which expired yesterday at midnight, New York City time. In the tender offer, TB Wood's offered to purchase for cash up to 1,500,000 shares of its common stock at a price per share not less than $5.00 and not greater than $7.50.

         TB Wood's expects to accept for purchase 1,500,000 shares of common stock at a purchase price of $7.50 per share, for a total cost of approximately $11,250,000. Based on a preliminary count by American Stock Transfer & Trust Company, the depositary for the tender offer, approximately 2,075,253 shares, including approximately 9,020 shares tendered through notice of guaranteed delivery, were properly tendered and not withdrawn at prices at or below $7.50 per share. Because the number of shares of common stock tendered at or below the $7.50 price per share exceeds the number of shares that TB Wood's offered to purchase, the resulting estimated proration factor is approximately 72.28% of the shares of common stock tendered.

         The shares of common stock expected to be purchased represent approximately 28.84% of TB Wood's 5,200,647 shares of common stock issued and outstanding as of October 20, 2005. As a result of the completion of the tender offer, immediately following payment for the tendered shares of common stock, TB Wood's expects that approximately 3,700,647 shares of common stock will be issued and outstanding.

         As previously announced, TB Wood's will fund the payment for the shares of common stock validly tendered and accepted under the tender offer (and related fees and expenses) from the issuance of $15 million of senior subordinated notes.

         The number of shares of common stock tendered and not withdrawn and the proration factor are preliminary and subject to verification by American Stock Transfer & Trust Company. The actual number of shares of common stock validly tendered and not withdrawn and the final proration factor will be announced promptly following the completion of the verification process. Promptly after such announcement, the depositary will issue payment for the shares of common stock validly tendered and accepted under the tender offer and will return all other shares of common stock tendered.

The information agent is D.F. King & Co., Inc. The depositary is American Stock Transfer & Trust Company. For questions and information, please call the information agent toll free at (800) 669-5550.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.



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About TB Wood's

TB Wood's is an established designer, manufacturer and marketer of electronic and mechanical industrial power transmission products which are sold to North American and international manufacturers and users of industrial equipment. Headquartered in Chambersburg, Pennsylvania, the Company operates production facilities in the United States, Canada, Mexico, Germany, Italy and India. Additional information on TB Wood's and our products can be found online at http://www.tbwoods.com.

Safe Harbor Statement

This press release contains statements which are forward-looking within the meaning of applicable securities laws. These statements include or imply projections of future performance that are based upon the Company's current expectations and assumptions. These expectations and assumptions, as well as the Company's future performance, are subject to a number of risks and uncertainties. Factors that could cause actual results to differ from projected results are discussed in various of the Company's documents on file with the SEC.

Contact:

     Joseph C. Horvath
     Chief Financial Officer
     (717) 264-7161, Extension 4465